UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March  2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing 'Director/PDMR Shareholding '

4 March 2009
Pearson plc - Notification of Directors' Interests

Pearson today announces the following changes in directors' interests in Pearson ordinary shares of 25p each ("shares").

The company yesterday made a grant of restricted shares to executive directors under its existing Long-Term Incentive Plan. This represents the company's annual grant of long-term incentives to executive directors for 2009.

The earliest normal vesting date on which shares may be released is 3 March 2012. Subject to meeting certain performance conditions in full, and the retention of shares that vest on 3 March 2012 for a further two years, the maximum number of shares that the following executive directors may receive is: Marjorie Scardino (450,000); Will Ethridge (175,000); Rona Fairhead (150,000); Robin Freestone (150,000); and John Makinson (150,000).

One third of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 2009 to 2012. Another third of the award will be based on Pearson's return on invested capital in 2011. The final third of the award will be based on Pearson's growth in earnings per share over the period 2008 to 2011. The conditions and vesting arrangements will be set out in more detail in the report on directors' remuneration for 2009.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  04 March, 2009

By:   /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary